UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                             LASERSIGHT INCORPORATED
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    517924106
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                                 (CUSIP Number)

                               March 24, 1999(PSI)
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
------------------
(PSI) The reporting persons currently have a Schedule 13D on file with the SEC. The reporting persons are now eligible to use Schedule 13G and therefore are filing this Schedule 13G as an amendment to the Schedule 13D.

                               CUSIP NO. 517924106
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(1)    Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
       (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)-1(k))
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each           (5) Sole Voting
      Reporting Person With                                  Power:     940,508*
                                                      (6) Shared Voting
                                                             Power:       --
                                                      (7) Sole Dispositive
                                                             Power:     940,508*
                                                      (8) Shared Dispositive
                                                             Power:      --
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(9)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:  940,508*
     (includes 431,308 shares issuable to the reporting person upon conversion of convertible securities of the Issuer)
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11) Percent of Class Represented by Amount in Row (9): 5.9%
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(12) Type of Reporting Person (See Instructions):  IN
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

* 580,254 shares of the Issuer's common stock ("Shares") beneficially owned by the reporting persons are owned through Stark International ("Stark"), a partnership of which both reporting persons are managing partners, and that number includes 225,654 Shares issuable to Stark upon the exercise of warrants purchased by Stark from the Issuer. 360,254 Shares beneficially owned by the reporting persons are owned through Shepherd Investments International, Ltd. ("Shepherd"), a partnership of which both reporting persons are managing partners, and that number includes 205,654 Shares issuable to Shepherd upon the exercise of warrants purchased by Shepherd from the Issuer.

Item 1(a).  Name Of Issuer:  LaserSight Incorporated
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Item 1(b).  Address of Issuer's Principal  Executive  Offices:  3300  University
Blvd, Suite 140, Winter Park, Florida 32792
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Item 2(a).  Name of Person Filing:  Brian J. Stark and Michael A. Roth
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Item 2(b).  Address of Principal Business Office or, if None, Residence:  1500
            West Market Street, Mequon, WI 53092
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  517924106
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Item 3.  If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b)
         or (c), check whether the Person Filing is a

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
(E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A  Savings  Associations   as  defined  in  Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of March 24, 1999):

                  940,508 (includes 431,308 shares issuable to the reporting persons upon conversion of convertible securities of the Issuer)

         (b)      Percent of Class (as of March 24, 1999):

                  5.9%

         (c)      Number of Shares as to which such person has:

                  (i)  sole power to vote or to direct the vote   940,508

                  (ii) shared power to vote or to direct the vote      --
                                                                   -----------

                 (iii) sole power to dispose or to direct the disposition of 940,508

                 (iv) shared power to dispose or to direct the disposition of --


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     April 14, 1999
                                                         (Date)


                                                     /s/ Brian J. Stark
                                                       (Signature)


                                                     Brian J. Stark
                                                      (Name/Title)


                                                     /s/ Michael A. Roth
                                                       (Signature)


                                                     Michael A. Roth
                                                      (Name/Title)

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated April 14, 1999

          The undersigned hereby agree that the Schedule 13G with respect to LaserSight Incorporated dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                                      /s/Brian J. Stark
                                                      Brian J. Stark


                                                      /s/Michael A. Roth
                                                      Michael A. Roth